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PRESS RELEASE

New Afton Project Update

Barclays Capital Appointed as Lead Arranger for Debt Financing

August 16 2006, Vancouver, British Columbia – New Gold Inc. (NGD: TSX/AMEX) is pleased to announce the appointment of Barclays Capital, the Investment Banking division of Barclays Bank PLC ("Barclays Capital"), as Lead Arranger for the debt financing of the New Afton copper-gold deposit, near Kamloops, British Columbia, Canada.  Barclays Capital will provide these services through the Mining & Metals team within the Investment Banking Division.

In their capacity as Lead Arranger, Barclays Capital will work with the Company towards the goal of advancing the project, with the aim of securing, and syndicating, a debt financing for the construction and commissioning of the proposed future mining and processing operations for the New Afton Project.  New Gold is currently conducting a Feasibility Study on the project which will determine the potential for, and economic and technical parameters of, developing a new underground mine at the New Afton Project.  Barclays’ mandate, which includes the appointment of an independent engineer to perform a technical audit of the Feasibility Study results, will be conducted in parallel with the advancement of the Study, which is expected to be completed during the fourth quarter of 2006.

In making this announcement, President and CEO Chris Bradbrook stated, “We are very pleased to have the support of Barclays Capital.  We believe that their desire to take on the role of Lead Arranger provides a tremendous vote of confidence in the potential of the project.  Barclays has significant experience in mine financing and we are excited to have them as part of our team”

Barclays Capital is one of the leading providers of finance to the mining sector and is delighted to be appointed as Lead Arranger by New Gold.  Grant Willis, Co-Head of Mining & Metals at Barclays Capital noted, “We are excited at the prospect of working with the New Gold team in the development of New Afton and look forward to the construction of this major new project in British Columbia”.

New Gold continues to be in excellent financial condition with cash of approximately CDN$75 million and no debt.  The Company has only 24 million shares outstanding and 30.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

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Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.